中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Attachment B

The number of H Shares to which this proxy form relates[1]	

Form of Proxy for Extraordinary General Meeting ("EGM")

I/We[2], ________________________________, holder of share account number ________________________________.
residing at ____.
being the registered holder of[3] ________________ ordinary shares of China Southern Airlines Company Limited (the "Company"),
HEREBY APPOINT[4] the Chairman of the EGM or Mr./Ms. ____,
residing at ____.
as my/our proxy/proxies to attend on my/our behalf the EGM to be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 2:00 p.m., on Thursday, 26 February 2009 and to act and vote on my/our behalf at the EGM in respect of the resolutions listed below, in accordance with my/our instructions below[5].

		Special Resolutions	For[5]	Against[5]	Abstention[5]
1.		To consider the satisfaction of the conditions of the non-public issue of A Shares and the non-public issue of H Shares by China Southern Airlines Company Limited			
2.		To consider each of the following items under the proposal of the non-public issue of A Shares and the non-public issue of H Shares of China Southern Airlines Company Limited			
	2.1	the types of shares to be issued and the par value			
	2.2	the issue mechanism and subscription method			
	2.3	the targeted subscribers and their relationship with the Company			
	2.4	the price determination date			
	2.5	the issue price			
	2.6	the number of shares to be issued			
	2.7	the adjustment to the number of shares issue and the issue price			
	2.8	the restriction of selling of securities			
	2.9	the place of listing			
	2.10	the use of proceeds			
	2.11	the arrangement for the distribution of profits accumulated before the non-public issue of shares			
	2.12	the "Proposal for Non-Public Issue of A Shares by China Southern Airlines Company Limited"			
	2.13	the validity period of this resolution			
3.		To consider the A Shares Subscription Agreement and the H Shares Subscription Agreement			
4.		To consider the proposed consequential amendments to the Articles of Association as a result of the non-public issue of A Shares and the non-public issue of H Shares			
5.		To consider the proposed amendments to the Articles of Association as a result of the proposed means of receipt of corporate communication			
6.		To consider the proposed amendments to the procedural rules of shareholders' general meeting of the Company as a result of the proposed means of receipt of corporate communication			

	Ordinary Resolutions	For[5]	Against[5]	Abstention[5]
7.	To consider the report on the use of funds raised in previous fund raising exercise			
8.	To consider the "feasibility study report on the funds raised from the non-public issue of A Shares of China Southern Airlines Company Limited" and the "feasibility study report on the funds raised from the non-public issue of H Shares of China Southern Airlines Company Limited"			
9.	To consider the waiver from making a mandatory general offer to the Independent Shareholders by China Southern Air Holding Limited and Nan Lung Holding Limited			
10.	To consider that the Board be and is hereby authorized with full power to deal with all matters relating to the non-public issue of A Shares and the non-public issue of H Shares			
11.	To consider that the Company may send or supply corporate communication to the holders of H Shares by making such corporate communication available on the Company's own website			

Signature[6]: ______________________________ Date: ______________________________

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2. Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).

3. Please insert the number of all the shares in the Company registered in your name(s).

4. If no person is appointed as proxy, the Chairman of the EGM will be deemed to have been appointed by you as your proxy.

5. If you wish to vote for any of the resolutions, please insert a "√" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "√" in the box marked "AGAINST" or if you wish to abstain from voting for any of the resolutions, please put a "√" in the box marked "ABSTENTION". If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.

6. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorized in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

7. Unless the context requires otherwise, words and expressions defined in the circular of the Company setting out details in respect of the above ordinary resolutions and not otherwise defined herein shall have the same meanings when used herein.

8. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong in not less than 24 hours before the time appointed for the holding of the EGM.

9. A proxy, on behalf of the shareholder, attending EGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

10. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 8; and the other copy shall be produced upon the EGM by the proxy of the shareholder pursuant to Note 9.

11. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned EGM should you so wish.